

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 21, 2008

Mr. John Campana
President
Amber Optoelectronics, Inc.
2283 Argentia Road, Unit 10, Box 8
Mississauga ON L5N 5Z2
Canada

> **Re:** **Amber Optoelectronics, Inc.**
> **Form S-1/A**
> **Filed March 14, 2008**
> **File No. 333-147225**

Dear Mr. Campana:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The licensing rights agreement filed as Exhibit 6.0 indicates that the territory covered in its scope includes Iran and Sudan. Your filing, however, does not include any specific information regarding contacts with Iran and Sudan, countries that are identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran or Sudan, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, equipment, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them. Your response also should indicate whether you have ongoing obligations pursuant to any Iran and/or Sudan-related agreements entered into by Mei Pao before it ceased operations, and describe the nature and extent of any such obligations.

2. The licensing rights agreement also shows that four of the patents with respect to which you are granted rights are valid in "Korea." Please advise us whether "Korea" denotes North Korea, a country that is also identified by the U.S. State Department as a state sponsor of terrorism and subject to U.S. economic sanctions and export controls. If so, provide us the same type of information regarding your North Korean contacts as requested in our preceding comment regarding your contacts with Iran and Sudan.

3. We note your response to prior comments one and fifty in our letter dated January 25, 2008. Please revise, as previously requested, to account for all shares being offered on behalf of selling shareholders. At present, you have accounted only for the 100,000 shares being offered on behalf of Mr. Lane, or roughly 0.4% of the shares you have included on the outside cover page. Please include disclosure about the resale transactions relating to the other 25,628,850 shares you are registering. Also, please provide the disclosure for all selling shareholders in the tabular format required by Item 507 of Regulation S-B. Further, please file as exhibits to your registration statement any registration rights agreements into which the selling shareholders entered.

4. We note your response to prior comment two, and Mr. Lane's provision of a legal opinion regarding the shares offered on his behalf. Please note that the comment did not request an opinion of counsel, nor is the determination of whether the offering is a primary versus a secondary offering one upon which counsel may opine. Instead, please provide us with a legal analysis as to why the entire 25,728,850 shares of common stock you are registering for resale should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the

selling shareholders are actually underwriters selling on behalf of the issuer. Given the nature and size of the transaction being registered, including the fact that it represents 100% of your common stock outstanding, it appears that this is a primary offering to be conducted on a delayed basis, which the company is not permitted to do under Rule 415. Please refer to Telephone Interpretation D-29 for guidance in distinguishing secondary offerings from primary offerings.

5. We note your response to prior comments 47 and 48. Please note that these comments must also be fully addressed when you provide information regarding selling shareholders other than Mr. Lane.

Prospectus Summary

6. We note your response to prior comments seven and twenty-seven in our letter dated January 25, 2008, and the revised disclosure in your prospectus summary. Please revise to include in Part II of your registration statement the disclosure required by Item 701 of Regulation S-B, "Recent Sales of Unregistered Securities" for all securities sold within the last three years not registered under the Securities Act. We note, by way of example only, the issuance of 9,000,000 shares by Amber Optoelectronic on December 29, 2006. Also, please revise your document so that all information required by Part II of Form S-1 appears after the items set forth in Part I of Form S-1.

7. As requested in prior comment eight, please revise your prospectus summary to reference your working capital deficit and your net loss for the year ended December 31, 2006. You may balance this disclosure by comparing it to your 2007 balance sheet and results of operations.

Business Section, page 3

8. We revise to delete the unnecessary reference to Exhibit 5.4 within your Business section.

Business Overview, page 4

9. Please revise to briefly explain how the company realized gain on the settlement of debt and asset disposal. Identify, for example, the parties to the debt settlement, and identify the assets disposed of and to whom. Please also move this disclosure to the MD&A section since it is not so material that it warrants inclusion in your prospectus summary.

10. Expand your Business section to provide a more fulsome description of your business that addresses the requirements of Item 101 of Regulation S-B, including an enhanced description of your products and the markets that you serve, your

distribution methods, competition in your industry, the sources and availability of raw materials and your research and development activities.

Reports to Security Holders, page 4

11. Please revise to reference Form S-1, as opposed to Form SB-2, as well as to include the Commission address of 100 F Street, N.E., Washington, DC 20549.

Recent Developments, page 5

12. We note your response to prior comments 13 and 15, and the recent development section where you include disclosure regarding the purchase orders and letters of intent to which Amber Optoelectronics is a party. Please revise to discuss the material terms of the purchase orders and letters of intent within your Management's Discussion and Analysis section. Include, among other things, disclosure concerning the dates on which the agreements were entered (we note that the purchase order with Image Power Technology Corp. is dated January 22, 1997 for delivery on March 30, 1997), how the values you have assigned to the agreements were determined (including the total values you have extrapolated in Exhibit 10.2, such as how you determined the value of the purchase order with Advanced Technical Solutions to result in $100 million in additional annual sales), as well as the term and termination provisions for each agreement. Clarify in the summary and MD&A sections, as appears to be the case, that Amber Optoelectronics may not receive any revenues under the letters of intent, insofar as they are non-contractual and non-binding. We also note that not all of your purchase orders appear to be the orders as executed. Please file executed exhibits with your next amendment.

Risks related to our business, page 5

13. We note that you have deleted a number of risk factors from your prior registration statement, including, for example, risk factor disclosure concerning your dependence on key personnel and the extent to which insiders exert influence over the company by virtue of their significant holdings. Please advise us how you determined that these are no longer material risks relative to an investment in Amber Optoelectronics.

Future sales by existing shareholders could depress the market price of our common stock., page 5

14. Please revise to indicate the maximum number of shares the selling shareholder(s) may potentially sell.

Plan of Operations, page 6

15. We note your response to prior comment 20. Please revise, beyond the general reference to "the overall cost to increase production [being] minimal," to quantify the costs associated with more than doubling your production. Further describe how costs of expansion will be "covered by purchase orders in hand" to explain the timing of payments received by the company under the terms of the purchase orders.

Security Ownership of Management, page 6

16. We note your response to prior comment 22. The table on page 6 does not, however, "set forth information relating to the beneficial ownership of the company's common stock" as your introductory paragraph states that it does. Please revise the heading and introduction to explain why you have included this table.

Securities Ownership of Certain Beneficial Owners Table, page 7

17. Revise the table to include the number and percentage of shares beneficially owned by your officers and directors as a group in accordance with Item 403(b) of Regulation S-B.

Executive Compensation, page 8

18. We note your response to prior comment 25. Include actual amounts or zeroes rather than stating "nil" throughout the table. Please revise column (e) to disclose the aggregate grant date fair value of the stock awards computed in accordance with FAS 123R, as required by Item 402(b)(2)(v) of Regulation S-B. Also include footnote disclosure concerning the stock awards pursuant to the instructions to Item 402(b)(2)(v) and (vi) of Regulation S-B. In addition, please revise the "total" column to account for the value of the stock awards.

Certain Relationships and Related Transactions, page 8

19. We note your response to prior comment 26, but are unable to determine where within the body of your prospectus you have made revisions to address the related party transactions you describe in footnote 11 to your financial statements. Please advise or revise.

Undertakings, page 10

20. We note your response to prior comment 28. Please advise us why you have included Undertaking 1(iii) as it does not appear to be derived from Item 512 of Regulation S-B or delete it.

21. Please revise to include the undertakings required by Item 512(a)(1)(iii) of Regulation S-B, as well as Items 512(a)(3) and 512(g) of Regulation S-B.

Management's Discussion and Analysis, page 12

22. We note your response to prior comment 30 but cannot locate where or how you have either revised your disclosure in response to the comment or advised us why you do not believe revision is necessary. We are, therefore, reissuing the comment.

Liquidity and Capital Resources, page 12

23. We note your response to prior comment 32, and the revised disclosure at page 13. Please note that the comment requested the identification of any known trends that could have a material impact on your short-term or long-term liquidity, not product sales. Please revise, or advise us why you believe no further revision is needed. Refer to Item 303(b)(i) of Regulation S-B. Likewise, we note your response to prior comment 34, but are unable to determine that you have addressed the concerns of Item 303(a)(i) of Regulation S-B, which requests that you identify how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months, within your discussion of liquidity.

24. We note your response to prior comment 31. Your statement that "at this time, no shareholders have contributed towards funding the company" is at variance with the statement on pages 10-11 that "currently, its significant shareholders are financing the company's operations." Please revise to address the original comment, or, to the extent that shareholders are in fact no longer financing the company's operations, revise to indicate when the financing was repaid by Amber Optoelectronic, to whom and in what amount.

25. We note your reference to the backlog of purchase orders and the accompanying exhibit. Please revise your disclosure and provide a more detailed description of this external source of liquidity, in particular, disclose when you will be required to fulfill these purchase orders and how many (in dollar terms) of these purchase orders will be fulfilled during the next twelve months.

Management's Discussion and Analysis for the Nine Months ended September 30, 2007

26. We note your response to prior comment 43. Please note that the comment did not request that you change the description of this section, but rather that you address, as applicable, all comments issued on Management's Discussion and Analysis for the year ended December 31, 2006 as compared to the year ended December 31, 2005, to your discussion of the shorter period here. As an example only, you should revise this section to incorporate disclosure responsive to comments 36 and 38. Please revise.

27. We note your response to prior comment 44. Your discussion should refer the reader not to the audited financials for the years ended December 31, 2006 and 2005, but rather to the unaudited financial statements for the nine months ended September 30, 2007. Please revise.

28. We note your response to prior comment 46, but are unable to determine where you have revised your disclosure in response to the comment. Please revise or advise.

Financial Statements for the Period Ended September 30, 2007

Statements of Cash Flow, page 32

29. We note your response to prior comment 53. Tell us if the restated $614,545 "repayment from bank indebtedness" for the nine months ended September 30, 2007 is an actual cash outflow. Explain to us how you calculated the $1,020,816 gain from the settlement of debts reported in your income statement. Also, explain to us why the entire $1,020,816 gain is not reported as a non-cash adjustment to net income in your statement of cash flows. In the notes, please explain the facts and circumstances surrounding the settlement of debt.

Notes to Financial Statements, page 33

30. We note your response to prior comment 56. In the notes, please expand your disclosures to fully explain the inventory reduction from 12/31/2006 to 9/30/2007.

Part II

Signatures

31. We note your response to prior comment 58. As previously requested, please revise to indicate which individual is signing in the capacity of principal accounting officer. Refer to Instruction I to "Signatures" of Form S-1.

Exhibit 5.1

32. We note your response to prior comment 59. The general reference to consulting the General Corporation Law of the State of Delaware is not sufficient. Please revise to clarify, as previously requested, that counsel is opining upon the corporate laws under which Amber Optoelectronics is incorporated.

33. We note your response to prior comment 60. As previously requested, please revise to clarify that the shares upon which counsel is opining are those <u>registered</u> pursuant to the registration statement, not <u>issuable</u> pursuant to the registration statement.

34. We note your response to prior comment 61. Please revise, as previously requested, to consent to the reference under "Legal Proceedings."

As appropriate, please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3461 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: Richard S. Lane, Esq.
        <u>Via Facsimile: (212) 737-3259</u>